SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                     PURSUANT TO RULE 13d-2


                       (Amendment No. 5)*


                      Seaboard Corporation
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                           811543107
                         (CUSIP Number)


                       December 31, 2005
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

X Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  811543107            13G       Page     1   of   8   Pages



1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         Seaboard Flour LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                              (b)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Delaware

 NUMBER OF   5  SOLE VOTING POWER                   893,948.24
  SHARES
BENEFICIALLY 6  SHARED VOTING POWER                 None
 OWNED BY
   EACH      7  SOLE DISPOSITIVE POWER              893,948.24
 REPORTING
PERSON WITH  8  SHARED DISPOSITIVE POWER            None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                             893,948.24


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES (SEE INSTRUCTIONS)


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                70.9%


12 TYPE OF REPORTING PERSON*

                                 OO

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CUSIP No.  811543107            13G       Page     2   of   8   Pages



1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          H. Harry Bresky

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                      (b)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States

 NUMBER OF   5  SOLE VOTING POWER                   899,559.24
  SHARES
BENEFICIALLY 6  SHARED VOTING POWER                 4,250
 OWNED BY
   EACH      7  SOLE DISPOSITIVE POWER              899,559.24
 REPORTING
PERSON WITH  8  SHARED DISPOSITIVE POWER            4,250

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

    903,809.24 (consists of 893,948.24 shares owned by Seaboard Flour LLC, 5,611 shares owned individually and 4,250 shares that may be attributed to him as co-trustee of the "Bresky Foundation" trust)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES (SEE INSTRUCTIONS)                              X
   Excludes 5,285 shares owned by wife as to which beneficial ownership is disclaimed.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               71.7%


12 TYPE OF REPORTING PERSON*

                                IN

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CUSIP No.  811543107             13G      Page     3   of   8   Pages

Item 1(a).  Name of Issuer:

       Seaboard Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

       9000 W. 67th Street
       Shawnee Mission, KS 66202

Item 2(a).  Name of Person Filing:

      (i)  Seaboard Flour LLC


      (ii) H. Harry Bresky

Item 2(b).  Address of Principal Business Office or, if None, Residence:

      (i)  Seaboard Flour LLC
           822 Boylston Street, Suite 301
           Chestnut Hill, MA 02467

      (ii) H. Harry Bresky
           c/o Seaboard Flour LLC
           822 Boylston Street, Suite 301
           Chestnut Hill, MA 02467

Item 2(c).  Citizenship:

      (i)  Seaboard Flour LLC - Delaware limited liability company

      (ii) H. Harry Bresky - United States Citizen

Item 2(d).  Title of Class of Securities:

      Common Stock

Item 2(e).  CUSIP Number:

      811543107

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CUSIP No.  811543107             13G      Page     4   of   8   Pages

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  Broker or dealer registered under Section 15 of the Exchange Act.
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
     (d) Investment company registered under Section 8 of the Investment Company Act.
     (e)  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned:

       (i)  Seaboard Flour LLC - 893,948.24 shares

       (ii) H. Harry Bresky - 903,809.24 shares*

            * The amount reported as beneficially owned by H. Harry Bresky includes 893,948.24 shares owned by Seaboard Flour LLC, 5,611 shares owned individually and 4,250 shares that may be attributed to him as co-trustee of the "Bresky Foundation" trust. H. Harry Bresky is the sole manager of Seaboard Flour LLC and, pursuant to the Limited Liability Company Agreement of Seaboard Flour LLC, makes all voting and investment decisions with respect to the shares of Seaboard Corporation owned by Seaboard Flour LLC.
            H. Harry Bresky, his brother Otto Bresky, Jr., and other members of the Bresky family, including estates and trusts created for their benefit, have beneficial ownership of approximately 99.5% of the outstanding common units of Seaboard Flour LLC.

    (b)   Percent of class:

       (i)  Seaboard Flour LLC - 70.9%

       (ii) H. Harry Bresky - 71.7%

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CUSIP No.  811543107             13G      Page     5   of   8   Pages

    (c)   Number of shares as to which such person has:
       (i)    Sole power to vote or to direct the vote
            (1)  Seaboard Flour LLC - 893,948.24 shares
            (2)  H. Harry Bresky - 899,559.24 shares
       (ii)   Shared power to vote or to direct the vote
            (1)  Seaboard Flour LLC - 0
            (2)  H. Harry Bresky - 4,250 shares
       (iii)  Sole power to dispose or to direct the disposition of
            (1)  Seaboard Flour LLC - 893,948.24 shares
            (2)  H. Harry Bresky - 899,559.24 shares
       (iv)   Shared power to dispose or to direct the disposition of
            (1)  Seaboard Flour LLC - 0
            (2)  H. Harry Bresky - 4,250 shares

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ".

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7.          Identification   and   Classification   of   the
      Subsidiary  Which Acquired the Security Being  Reported  on
      By the Parent Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     N/A

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CUSIP No.  811543107             13G      Page     6   of   8   Pages


Item  8.   Identification and Classification of  Members  of  the
           Group.

      If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     N/A

Item 9.  Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     N/A

Item 10.  Certifications.

     N/A

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CUSIP No.  811543107             13G      Page     7   of   8   Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 7, 2006
                                   Date

                                   SEABOARD FLOUR LLC


                                   By:  /s/ H. H. Bresky
                                   Signature

                                   H. Harry Bresky, Manager
                                   Name/Title



                                   February 7, 2006
                                   Date

                                   /s/ H. H. Bresky
                                   Signature

                                   H. Harry Bresky, Individually
                                   Name/Title

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CUSIP No.  811543107             13G      Page     8   of   8   Pages

                     JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13G and that such statement is made on behalf of each of them.

Dated:  February 7, 2006


                                   SEABOARD FLOUR LLC


                                   By:  /s/ H. H. Bresky
                                        H. Harry Bresky
                                        Manager




                                        /s/ H. H. Bresky
                                        H. Harry Bresky, Individually

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